Exhibit 99.1

IceCure Granted New Patent in China for Its Cryogenic System Connector, Expanding Its Global IP Portfolio

Newly Granted Patent Adds to IceCure’s Portfolio of 42 Patents Across the U.S., Europe and Asia, Further Strengthening Its Intellectual Property Protection in Key International Markets

CAESAREA, Israel, November 9, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure,” “IceCure Medical” or the “Company”), a developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, announced today that the China National Intellectual Property Administration (“CNIPA”) has granted the Company a new patent in China, covering a connector used in its cryogenic technology platform, further expanding IceCure’s global intellectual property portfolio and strengthening the protection of its proprietary cryogenic technologies in key international markets.

The patented connector is part of IceCure’s cryogenic technology platform, and the patent grant follows a recent regulatory milestone for the Company in China. In September 2026, IceCure received approval from China’s National Medical Products Administration to market ProSense® and its associated cryoprobes in China.

IceCure’s intellectual property portfolio contains 42 patents across the United States, Europe, Great Britain, China and Japan.

IceCure’s intellectual property portfolio covers its technological platform and proprietary technologies, including innovations intended for incorporation into its current and future products. The Company continues to protect and expand its intellectual property portfolio across international markets, supporting its long-term technology strategy and protecting its proprietary innovations.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, as a safe and effective minimally invasive option to surgical tumor removal, with the primary focus areas being breast, kidney, bone and lung cancer. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

ProSense® cryoablation became the first-and-only medical device cleared by the FDA for the local treatment of breast cancer in patients aged 70 years and older with biologically low-risk tumors ≤1.5 cm in size who are treated with adjuvant endocrine therapy, including patients who are not eligible for surgery.

Investor Relations:

Meir Peleg, CFO

investors@icecure-medical.com

+1-888-902-5716

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses the belief that the CNIPA patent grant expands the Company’s global intellectual property portfolio and strengthens the protection of its proprietary cryogenic technologies in key international markets; the Company’s potential future intellectual property portfolio and its long-term growth strategy and objectives. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.